

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

Stuart Levy
Executive Vice President, Chief Financial Officer
Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, MI 48105

> **Re: Domino's Pizza, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2019**
> **Filed February 20, 2020**
> **File No. 001-32242**

Dear Mr. Levy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services